

Mail Stop 3628

February 3, 2016

Steven C. Poling
Assistant Secretary
Daimler Trust Leasing LLC
Daimler Trust
36455 Corporate Drive
Farmington Hills, Michigan 48331

> **Re:** **Daimler Trust Leasing LLC**
> **Amendment No. 1 to Registration Statement on Form SF-3**
> **Filed January 21, 2016**
> **File No. 333-208533**

Dear Mr. Poling:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 11, 2016 letter.

Form SF-3

Form of Prospectus

1. We note your disclosure on pages 43 to 44 that "[t]he Indenture Trustee will be under no obligation to exercise any of the rights or powers vested in it by the Indenture or to make any investigation of matters arising under the Indenture or to institute, conduct or defend any litigation under the Indenture or in relation to the Indenture or that litigation at the request, order or direction of any of the Noteholders, unless those Noteholders have offered to the Indenture Trustee security or indemnity satisfactory to it against the costs, expenses and liabilities that may be incurred by the Indenture Trustee, its agents and its counsel in connection with the exercise of those rights." Please revise to clarify, as you have done in Section 7.01(d) of the Form of Indenture, that such restrictions and

conditions do not apply to, and will not otherwise impair, investors' ability to utilize the asset representations review provision.

MBFS USA

Underwriting, page 53

2. While we note your response to prior comment 9 that referral to a credit analyst does not involve a different level of underwriting, it is not clear how the underwriting process works with respect to applications reviewed by credit analysts. In the adopting release for Item 1111(a)(8) of Regulation AB, the Commission stated "[t]o the extent the underwriting criteria outlined in the prospectus are broad *or describe underwriting decisions involving the use of discretion*, the prospectus would need to provide disclosure of how the broad subjective underwriting decisions were applied" (emphasis added). See Issuer Review of Assets in Offerings of Asset-Backed Securities Adopting Release (Release No. 33-9176) (Jan. 20, 2011). Accordingly, please amend your disclosure to provide greater detail about how the underwriting process works with respect to applications approved by credit analysts, including the application of MBFS USA's underwriting standards by MBFS USA's credit analysts, whether the same decision rules are used in the automatic approval process and by the credit analysts, and whether credit analysts are authorized to make judgmental underwriting decisions or approve applications that do not meet MBFS USA's established underwriting standards.

Asset Representations Review, page 78

3. While we note your revisions in response to prior comment 16, the second to last sentence under the delinquency trigger paragraph appears to be missing words. Please revise accordingly.

Dispute Resolution for Repurchase Requests, page 80

4. We note your disclosure indicating that requesting parties may choose mediation, which will include non-binding arbitration. Please revise the language in the second to last paragraph in this section to clarify that the requesting party is giving up its right to sue in court by selecting binding arbitration. Please make this change to all applicable transaction agreements, including Section 3.11 of the Form of 201[_]-[_] Servicing Supplement.

Exhibit Index, page II-8

5. Please revise the footnote notation for Exhibits 102.1 and 103.1 to reference the footnote which states "[f]or any offering commencing after November 22, 2016, to be incorporated by reference from the Form ABS-EE for such offering on file at the time of the Rule 424(h) or Rule 424(b) filing, as applicable, for such offering."

Form of 201[_]-[_] Servicing Supplement

Section 3.11 Dispute Resolution, page 9

6.   We note your disclosure stating "if the Lease subject to a Reallocation Request was part of a Review and the Review Report showed no Test Fails for such Lease, the Reallocation Request for the Lease and the related Vehicle will be deemed to be resolved." This limitation on the availability of dispute resolution appears inconsistent with the shelf eligibility requirement. Please revise accordingly. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release No. 33-9638) (Sept. 4, 2014) ("while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request, regardless of whether investors direct a review of the assets. We believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements will help to clarify the scope of the dispute resolution provision.").

Form of Asset Representations Review Agreement

Section 3.06 Dispute Resolution, page 8

7.   We note that the reasonable out-of-pocket expenses of the Asset Representations Reviewer for its participation in any dispute resolution proceeding will be paid by a party to the dispute resolution as determined by the mediator or arbitrator. For mediation, the parties shall mutually determine the allocation of any expenses. Please revise accordingly. Refer to General Instruction I.B.1(c)(B) of Form SF-3.

        Please contact Michelle Stasny at (202)551-3674 or me at (202)551-3731 with any other questions.

                                        Sincerely,

                                        /s/ M. Hughes Bates

                                        M. Hughes Bates
                                        Special Counsel
                                        Office of Structured Finance

cc: Siegfried Knopf, Esq., Sidley Austin LLP